UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 28, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – Plaza Midwood Village, LLC

On March 26, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage acquisition and development loan with a total principal amount of $6,575,815. The project will be completed in phases, and at any one time the maximum principal balance outstanding under the loan agreement cannot exceed $4,175,795, (the “Element Charlotte Senior Loan”). The borrower, Plaza Midwood Village, LLC, a North Carolina limited liability company (“Element Charlotte”), used the loan proceeds to purchase 46 existing semi-attached townhomes located at 1501-1545 Briar Creek Rd, Charlotte, NC (the “Element Charlotte Property”) and intends to perform common area renovations and unit upgrades. The townhomes are currently partially occupied and rental income from the property will go to pay a portion of the interest due under the Element Charlotte Senior Loan.

Element Charlotte is managed by the principal of Element Development (“Element”) Javier Lluch, a real estate company, based in Miami, FL. Element is focused on a broad range of commercial real estate investments, including development opportunities. They are currently most active as Miami condo developers. They have deployed between $25 million and $50 million.

The Element Charlotte Property is currently improved with 46 townhomes, which were originally constructed in 1988 and are in varying condition. Element Charlotte intends to begin renovations in the second quarter of 2018.

On the original closing date of the Element Charlotte Senior Loan, Element Charlotte was capitalized with approximately $909,359 of equity capital from the borrower, which was applied to the Purchase Price.

The Element Charlotte Senior Loan bears an interest rate of 11.0% per annum, with an amount equal to 7.0% per annum paid current through the maturity date, March 22, 2020 (the “Element Charlotte Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of 2.0% of the Element Charlotte Senior Loan amount, paid directly by Element Charlotte.

Element Charlotte has two extension options to the Element Charlotte Maturity Date for two periods of six months; provided, however, to exercise such extensions, Element Charlotte will be required to have completed and sold 34 units prior to the original maturity date for the first extension option and 40 units prior to the maturity date of the first extension option in order to exercise the second extension option. Additionally, Element Charlotte will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the Element Charlotte Senior Loan. The interest rate of the Element Charlotte Senior Loan will increase to 13.0% per annum during the first extension period and 14.0% during the second extension period. The Element Charlotte Senior Loan may be prepaid in whole or in part without penalty during the term of the Element Charlotte Senior Loan.

The Guarantors have provided completion and springing guaranties.

As of its closing date, the Element Charlotte Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 82.3%. The LTC ratio is the amount of the Element Charlotte Senior Loan divided by the cost incurred at settlement of the purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Element Charlotte Senior Loan’s loan-to-improved-value ratio, or the LTV ratio, was approximately 78%. The LTV ratio is the amount of the Element Charlotte Senior Loan divided by the February 7, 2018 as-improved third-party appraised value of the Element Charlotte Property. There can be no assurance that such value is correct.

The Element Charlotte Property is located in the Plaza Midwood submarket of Charlotte, NC, approximately 3.5 miles east of downtown Charlotte. Plaza Midwood is a newer submarket within the Charlotte area which is known for its local neighborhood shops, trendy bars and restaurants, and breweries.

As the Element Charlotte Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Declaration of Dividend

On March 28, 2018, the Manager of the Company declared a daily distribution of $0.0019178082 per share (the “April 2018 Daily Distribution Amount”) (which equates to approximately 6.88% on an annualized basis calculated at the current rate, assuming a $10.18 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2018 and ending on April 30, 2018 (the “April 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2018 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      March 28, 2018